Semilux International Ltd.

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

VIA EDGAR

January 10, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram

Re:	Semilux International Ltd. Registration Statement on Form F-4, as amended (File No. 333- 275857) (the “Registration Statement”)

Dear Mr. Ingram:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Semilux International Ltd., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Standard Time on Friday, January 12, 2024, or as soon as thereafter practicable.

Very truly yours,

SEMILUX INTERNATIONAL LTD.

By:	/s/ Yung-Peng Chang
Name:	Yung-Peng Chang
Title:	Chairman of the Board, Director and Co-Chief Executive Officer

cc:	Ross Law Group, PLLC Landi Law Firm White & Case LLP